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                 July 20, 2021

       Anthony Galici
       Executive Vice President and Chief Financial Officer
       INDUS Realty Trust, Inc.
       641 Lexington Avenue
       New York, New York 10022

                                                        Re: INDUS Realty Trust,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 9, 2021
                                                            File No. 333-257802

       Dear Mr. Galici:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Jonathan Burr at 202-551-5833 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Oliver Cohen